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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2013** (MM/DD/YY) AND ENDING **DECEMBER 31, 2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLARKESON RESEARCH INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Townsend Square
Oyster Bay, NY 11771

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, P.C.
(Name - *if individual, state last, first, middle name*)

250 Pehle Avenue Suite 101	**Saddle Brook**	**NJ**	**07663**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SB 3/8/14

OATH OR AFFIRMATION

I, **Brian Bornstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Clarkeson Research Inc.** as of **DECEMBER 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Christopher James Morabito
Notary Public, State of New York
No. 01MO6236142
Qualified in Nassau County
Commission Expires February 22, 2015

Signature

Owner Clarkson Research Group, Inc.;
100% Owner of Clarkson Research Inc.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarkeson Research, Inc.

Financial Statements and

Independent Auditors' Reports

For the Year Ended December 31, 2013

CLARKESON RESEARCH, INC.
DECEMBER 31, 2013

TABLE OF CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Clarkeson Research, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of Clarkeson Research, Inc. (an S corporation), a wholly-owned subsidiary of Clarkeson Research Group, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT (CONTINUED):

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarkeson Research, Inc., as of December 31, 2013, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, these schedules are fairly stated in all material respects in relation to the financial statements taken as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 27, 2014

CLARKESON RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	10,392
Due from broker		409,589
Other assets		3,301
TOTAL ASSETS	**$**	**423,282**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to related party	$	110,000
Due to parent		9,468
Accrued expenses and accounts payable		36,844
TOTAL LIABILITIES		**156,312**
STOCKHOLDER'S EQUITY:		
Common stock (100 shares authorized; 100 shares issued and outstanding; $1 par value)		100
Additional paid-in capital		595,373
Accumulated deficit		(328,503)
TOTAL STOCKHOLDER'S EQUITY		**266,970**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**423,282**

See accompanying notes to financial statements.

CLARKESON RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

On August 19, 2009, a shares purchase agreement was entered into between Bellatore, LLC and Clarkeson Research Group Inc. (the "Parent"). Bellatore LLC owned 100% of the stock of Bellatore Securities, Inc. a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934. Bellatore Securities applied for a change of control with the Financial Industry Regulatory Authority ("FINRA") which was approved on October 1, 2009. In September 2009, a Board resolution was adopted under the laws of the State of Delaware and Bellatore Securities, Inc. changed its name to Clarkeson Research Inc. (the "Company"). The Company is a whole-owned subsidiary of Clarkeson Research Group, Inc. ("Parent") and remains a registered broker dealer. It is authorized to engage in transactions in listed and over-the-counter corporate equities securities, corporate debt securities, mutual funds, government securities and municipal securities. The Company introduces its accounts on a fully-disclosed basis. The Company began operations in May 2010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These financial statements were approved by management and available for issuance on (DATE). Subsequent events have been evaluated through this date.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes
The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be an S corporation. The Company has also elected S corporation status in New York State. As an S corporation, the Company is not liable for federal and state income taxes. Instead, the taxable income or loss is allocated and taxable to the Parent. Accordingly, no provisions for federal and state income taxes have been reflected in the accompanying financial statements. The Company does not file federal and New York State income tax returns. Its operations are included in the consolidated returns of its Parent.

The Company accounts for uncertainties in income taxes under the provisions FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – CASH AND CONCENTRATION OF CREDIT RISK:

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2013, the amount in excess of insured limits was $0.

NOTE 4 – RELATED PARTY TRANSACTIONS:

Parent

In August 2012, the Company entered into an amended service agreement with its Parent for its share of office space as well as other operational activities provided. The agreement expires in 2017. For the year ended December 31, 2013, rental and operational expenses amounted to $28,562 and $75,867, respectively. At December 31, 2013, the Company owed its Parent $9,468.

Commissions

The President of the Parent earns commissions on the Company's principal transactions. Commissions earned by the President for the year ended December 31, 2013 totaled $618,000. At December 31, 2013, the Company owed $110,000 to the President, which was paid in January 2014.

NOTE 5 – RECEIVABLE FROM BROKER:

Clearing Deposit

The Company has a clearing agreement under which it is required to maintain a cash deposit with a clearing organization in the amount of $250,000. This clearing deposit shall remain on deposit with the clearing organization for a period no later than thirty (30) days subsequent to the termination of the agreement.

Commissions Receivable

At December 31, 2013, the Company has a receivable from its broker of $159,589 for commissions related to principal trading activities. This receivable was collected in January 2014.

CLARKESON RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 6 –NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $263,669, which was $253,248 in excess of its required net capital of $10,421. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

NOTE 7 – EXEMPTION FROM RULE 15C3-3:

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain Special Reserve Bank Account for the Exclusive Benefit of Customers.